UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒ Revised Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

BORLAND SOFTWARE CORPORATION

(Name of Registrant as Specified In Its Charter)

C. ROBERT COATES

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

      Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party: C. Robert Coates

4) Date Filed: April 12, 2007

SEC 1913 (02-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PURPOSE OF PROXY SOLICITATION:

WHAT:

The Annual Meeting of Stockholders for Calendar Year 2007 of Borland Software Corporation (the “Company”)

WHEN:

Wednesday, May 16, 2007, at 10:00 a.m., local time

WHERE:

Cupertino Inn

10889 North DeAnza Boulevard

Cupertino, California 95014

WHY:

At this meeting, shareholders of record entitled to vote will be asked to:

      (1) Elect six (6) directors for one year and until their respective successors have been elected and qualified, said six directors being the entire Board of Directors of the Company.

      (2) Approve an amendment to the Company’s 1999 Employee Stock Purchase Plan to authorize for issuance an additional 2,500,000 shares of its common stock;

      (3) Ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007; and

      (4) Transact any other business as may properly come before the Annual Meeting of Stockholders or any adjournments or postponements of the Annual Meeting of Stockholders.

 A complete list of stockholders entitled to vote at the meeting will be open for examination by the Company’s stockholders, during regular business hours, for a period of ten days prior to the meeting, at 20450 Stevens Creek Boulevard, Suite 800, Cupertino, CA 95014. Only stockholders of record at the close of business on March 30, 2007 will receive notice of, and be eligible to vote at, the Annual Meeting of Stockholders or any adjournment thereof.  On said record date there were _______ common shares outstanding.

The Company has stated in a preliminary proxy statement filed with the Securities and Exchange Commission that it will distribute the Company’s proxy statement and form of proxy to shareholders entitled to vote on or about April ___, 2007.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposal No. 1, the election of six directors, requires a plurality of the votes cast to elect a director. The six nominees receiving the most “For” votes (among votes properly cast in person or by proxy) will be elected. Only votes “For” will affect the outcome. Withheld votes or broker non-votes, will not affect the outcome of the vote on Proposal No. 1.

Proposal No. 2, the approval of an amendment to the 1999 Employee Stock Purchase Plan, requires a “For” vote by the majority of shares present or represented by proxy and entitled to vote. If you “Abstain” from voting, it will have the same effect as an “Against” vote. Broker non-votes will have no effect on the outcome of the vote.

Proposal No. 3, the ratification of our independent registered public accounting firm, which will ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm, must receive a “For” vote by the majority of shares present or represented by proxy and entitled to vote. If you “Abstain” from voting, it will have the same effect as an “Against” vote. Broker non-votes will have no effect on the outcome of the vote.

WHO CONDUCTS THE PROXY SOLICITATION AND HOW MUCH DOES IT COST?

Robert Coates and Jason Donahue are soliciting the proxies and Mr. Coates will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of this proxy statement and any additional materials furnished to stockholders.  Mr. Coates has retained D. F. King & Company, Inc., to assist in the solicitation of proxies for a fee of up to $75,000 plus out of pocket expenses.  D. F. King will employ approximately 25 people to solicit proxies from Borland’s stockholders.

Copies of solicitation material may be furnished to banks, brokerage houses and other agents holding shares in their names, which are beneficially owned by others, so that they may forward this solicitation material to the beneficial owners.  In such case, if asked, we will reimburse these persons for their reasonable expenses in forwarding the solicitation material to the beneficial owners.  We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.  Solicitation of proxies by mail may be supplemented by telephone, fax, internet and personal solicitation by us.  No additional compensation for soliciting proxies will be paid to our consultant.

ITEM 1.  DATE, TIME AND PLACE INFORMATION

------------------------------------------------------------

(a)      Date, Time and Place of Meeting

         ----------------------------------

On or about May 16, 2007, at 10:00 a.m., local time, at the Cupertino Inn, 10889 North DeAnza Blvd, Cupertino, CA  95014, or on such other date, and at such place and time as is later fixed by Borland Software Corporation (the "Company").

         Principal Executive Office of the Registrant

         --------------------------------------------

         Borland Software Corporation

         20450 Stevens Creek Boulevard Suite 800

         Cupertino, California 95014

         Telephone: (408) 863-2800

(b) Approximate date on which the Proxy Statement and form of Proxy is to  be given to security holders:

      Estimated to be on or about April ___, 2007.

(c)(1) Deadline for submitting shareholder proposals and form of Proxy for the  Registrant's Next Annual Meeting, for inclusion in the Company's Proxy

       Statement:

      December ___, 2008.

2) Date after which notice of a shareholder's proposal submitted is considered  untimely:

     February ___, 2008

ITEM 2.  REVOCABILITY OF PROXY

-------------------------------------------

Any Proxy executed and returned by a stockholder to Mr. Coates may be revoked at any time thereafter by: (i) written notice of revocation given to Mr. Coates or to the Secretary of the Company prior to the vote taken at the meeting; (ii) by execution and delivery of a later dated proxy which is presented to the meeting; (iii)  by the stockholder attending the meeting and voting by ballot.  However, as to matters upon which a vote shall have been cast pursuant to the  authority conferred by such Proxy prior to such a revocation, the subsequent revocation will not serve to revoke the Proxy as to the vote upon the earlier matter voted upon.

ITEM 4.  PERSONS MAKING THE SOLICITATION

---------------------------------------------------------

This solicitation is made by Robert Coates and Jason Donahue.  Solicitations will be made by use of the mail, by email, by fax, by telephone contact, by one-on-one meetings with shareholders and/or by meetings with small groups of shareholders.  The cost of this solicitation will be borne by Mr. Coates. Mr. Coates has spent an estimated $5,000 to date, and estimates that total expenditures will equal approximately $100,000.

If Mr. Coates is successful in this solicitation, he will not seek reimbursement from the Company for the costs of solicitation, and does not expect that the issue of reimbursement will be submitted to a vote of stockholders.  If Mr. Coates is unsuccessful in this solicitation or is not elected to the Board of Directors, he will not seek reimbursement from the Company.

ITEM 5.  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

-------------------------------------------------------------------------------------------

As of February 28, 2007, Robert Coates beneficially owned 927,855 shares of the Company's outstanding Common Stock.

Mr. Coates is seeking to have both himself and Jason Donahue elected to fill seats up for election for the Company's Board of Directors at the next Annual Meeting of Shareholders.  If successful, either, or both Mr. Coates and Mr. Donahue will become members of the Company's Board of Directors.  Each has consented to serve as Director if elected.

Mr. Coates is advised that the Company's non-employee Directors receive an annual retainer of $20,000, and payment of flat fees for attendance at each meeting of the Board, and each committee of the Board.  Further, under the Company's automatic grant program in effect under the Company's 2002 Stock Incentive Plan, new directors receive an initial grant of options to acquire 30,000 shares of the Company's Common stock.

Further, Mr. Coates is advised that on the first trading day in July each year each individual who is at that time serving as a non-employee board member receives one or more automatic stock option grants in accordance with the following formulas:

(i)     Each such non-employee board member on that annual grant date receives an option for 12,500 shares of the Company's common stock, except that the chairperson of the board of directors receives an option grant for 17,500 shares.

(ii)    Each non-employee board member who is serving as a member of any of the Company's board committees also receives an additional option grant for 1,000 shares of the Company's common stock for each committee on which he or she is serving on the annual grant date.

(iii)   Each non-employee board member who is also serving as the chairperson of any board committee at that time receives an additional option grant for 1,000 shares of the Company's common stock for each committee on which he or she is serving as chairperson on the grant date.

There is no limit on the number of such annual option grants any one eligible non-employee board member may receive over his or her period of continued board service.

Each automatic grant has an exercise price per share equal to fair market value per share of the Company's common stock on the grant date and has a maximum term of ten years, subject to earlier termination upon the later of (i) twelve months after the date of the optionee's cessation of board service for any reason or (ii) three months after the date the optionee is first free to sell the option shares without contravention of applicable federal and state securities laws.  Each automatic option is immediately exercisable for all of the option shares.  However, any shares purchased under such option will be subject to repurchase by the Company, at the lower of the exercise price paid per share or the fair market value per share, should the optionee cease board service prior to vesting in those shares.

The shares subject to each initial and annual automatic option grant vest as follows: one-third of those option shares vest upon the optionee's completion of one year of board service measured from the grant date of that option, and the remaining option shares vest in a series of twenty-four successive equal monthly installments upon the optionee's completion of each of the next twenty-four months of continued board service thereafter.  However, the shares subject to each initial and annual option grant vest in full on an accelerated basis should the Company experience certain changes in control or ownership or should the optionee die or become disabled during his or her period of board service.

Except for the above, and other than Mr. Coates' security holdings in the Company, Mr. Coates has no other substantial interest, direct or indirect, in the matter(s) to be acted upon for which proxies are solicited.  Mr. Coates is advised that Jason Donahue has no substantial interest, direct or indirect, in matter(s) to be acted upon for which proxies are solicited, except for election to the Board of Directors of this Company.

ITEM 6.  VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

--------------------------------------------------------------------------------

The Company reported in its 2006 Proxy Statement dated May 8, 2006, that it had approximately 77,792,312 shares of Common Stock outstanding, each of which was entitled to one vote on all matters to come before the stockholders.

The record date for the Company's year 2007 Annual Shareholders' Meeting has been fixed by the Company as March 30, 2007.

The security ownership of management and the beneficial ownership of the Company's stock by persons who own more than 5% of the Company's outstanding common stock has been omitted because it is contained in the Company’s Preliminary Proxy Statement, filed with the SEC on March 22, 2007, the revised definitive form which is to be sent to shareholders entitled to vote on or about April ___, 2007.

ITEM 7.  DIRECTORS & EXECUTIVE OFFICERS

-------------------------------------------------------

Robert Coates is nominating himself as a candidate to be elected to fill a seat on the Company's Board of Directors which comes up for election at the Company's next Annual Stockholders' Meeting.

Mr. Coates is not a party to any material proceeding adverse to the Company, or any subsidiary or affiliation, nor does he have any interest, material or otherwise, adverse to the Company.

Robert Coates is nominating Jason Donahue as a candidate to be elected to fill a seat on the Company's Board of Directors which comes up for election at the Company's next Annual  Stockholders' Meeting.

Mr. Coates is advised that Mr. Donahue is not a party to any material proceeding adverse to the Company, or any subsidiary or affiliation, nor does he have any interest, material or otherwise, adverse to the Company.

Both Robert Coates and Jason Donahue have each consented to be named as nominees for election to the Board of Directors of the Company, and have each consented to serve if elected.

ITEM 8.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

------------------------------------------------------------------------------------

This information has been omitted because it is contained in the Company’s Preliminary Proxy Statement filed with the SEC on March 22, 2007, the revised definitive form which is to be sent to shareholders entitled to vote on or about April ___,2007.

ITEM 21.  VOTING PROCEDURES

---------------------------------------

According to the Company's preliminary Proxy Statement for its 2007 Annual Meeting of Shareholders, the following voting procedures apply:

Only stockholders of record at the close of business on the March 30, 2007, record date (the "Record Date") for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof. Each outstanding share of Common Stock is entitled to one vote. Shares of Common Stock may not be voted cumulatively.  A majority of the outstanding shares of Common Stock present in person or by proxy is required for a quorum.

Shares of Common Stock represented by Proxies, which are properly executed, duly returned and not revoked, will be voted in accordance with the instructions contained therein. If no specification is indicated on the Proxy, the shares of Common Stock represented thereby will be voted for the election as Directors of the persons who have been nominated by the Board of Directors. The execution of a Proxy will in no way affect a stockholder's right to attend the meeting and vote in person. Any Proxy executed and returned by a stockholder may be revoked at any time thereafter : (i) by written notice of revocation  given to the Secretary of the Company or Robert Coates prior to the vote to be taken at the Meeting; or (ii) by execution and delivery of a subsequent later dated proxy which is presented to the Meeting; or (iii) by the stockholder attending the Meeting and voting by ballot. However, as to any matters upon which a vote shall have been cast pursuant to the authority conferred by such Proxy prior to such revocation, the subsequent revocation will not serve to revoke the proxy solely for the purpose of the vote upon the earlier matter voted upon. For purposes of determining the presence of a quorum for transacting business at the Meeting, broker non votes will be treated as shares that are present but which have not been voted.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company’s Board of Directors, or the Board, consists of six directors. Each nominee is elected for a one-year term, which will expire at the 2008 Annual Meeting of Stockholders, or until their successors are duly elected and qualified, or until any such director’s earlier resignation or removal.

Directors are elected by a plurality of the votes properly cast in person or by proxy. If a quorum is present and voting, the six nominees receiving the highest number of affirmative votes will be elected.

Shares represented by executed blue proxy cards granted to Robert Coates will be voted, if authority to do so is not withheld, for the election of Mr. Robert Coates and Mr. Jason Donahue. Abstentions and broker non-votes will have no effect on the votes. If any Board nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee determined by Mr. Coates. Each person nominated for election has agreed to serve if elected. Mr. Coates has no reason to believe that any Board nominee will be unable to serve.

The name and age of each individual for whom Mr. Coates will cast votes under the proxy hereby granted is set forth below:

Name

Age

Position

Director Since

1. Robert Coates

62

None Currently

N/A

2. Jason Donahue

36

None Currently

N/A

It should be noted that there can be no assurances given that Mr. Coates’ nominees, if elected, will be successful in persuading other members of the Board to adopt any of Mr. Coates’ and/or Mr. Donahue’s suggestions, since Mr. Coates’ candidates would only constitute two members (out of six), a minority position.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  Mr. Coates is seeking authority to vote in the aggregate for two nominees for director.  In addition to voting to elect Messrs. Coates and Donahue, Mr. Coates will use his proxy to vote for the persons who have been nominated by the Company to serve as directors other than William K. Hooper and Robert M. Tarkoff.  Accordingly, Mr. Coates is NOT seeking authority to vote for and will NOT exercise any authority to vote for William K. Hooper and Robert M. Tarkoff.  There is no assurance that any of the Company’s nominees, including Tod Nielsen, John F. Olsen, Mark Garrett and T. Michael Nevens, will serve if elected with the Coates and Donahue nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended, governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this proxy statement. If any other matters are presented at the Annual meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

ROBERT COATES

--------------------

Mr. Coates' present principal occupation and the principal business address of the corporation with which he is employed are as follows:

         Robert Coates

         P.O. Box 797986

         Dallas, TX  75379

         (214) 831-1333

Robert Coates is the Chief Executive Officer of Proxy Capital, Inc.  Mr. Coates earned a Bachelor of Arts Degree in Economics with Distinction from the University of Virginia, and an MBA in Finance, and a Ph.D. in Finance, Economics and Accounting from the University of Chicago. Mr. Coates served on the Board of Directors of Borland Software Corporation from June 1999 to February 2000. Mr. Coates was not a member of that board's compensation committee, or any other standing Committee during his period of service as a Board member for the Company.

PRIOR ACTIVITIES WITH RESPECT TO THE COMPANY

In April of 1999, Mr. Coates nominated himself for election to the Board of Directors of the Company.  As a result of subsequent negotiations with management, Mr. Coates entered in an Agreement to support management’s slate of directors for election to the Board of Directors at the 1999 shareholders meeting and again at the 2000 shareholders meeting provided that Mr. Coates was included as a member of that slate of nominees.

In June 1999, Mr. Coates was elected to the Company’s Board of Directors as an outside director.

Shortly thereafter, the Company's management adopted a policy that purported to allow its chief executive officer to place limits on corporate information about the Company which would be provided to the Board of Directors, including specifically outside directors.  Mr. Coates objected to this policy.  When Borland management declined to change this policy, Mr. Coates brought a lawsuit seeking to overturn this policy, contending that it prevented him from carrying out his responsibilities as an independent director.

As a result of Mr. Coates’ lawsuit, Borland management agreed to “rescind” this policy and to provide outside directors with full access to all information about the Company.  Mr. Coates thereupon withdrew his lawsuit against the Company.

In February of 2000, while Mr. Coates was serving on the Board of Directors as an outside director, the Board had under consideration a proposal contemplating the merger of the Company into Corel Corporation.  Mr. Coates disagreed with this proposed merger and resigned from the Board of Directors in protest.

Mr. Coates thereupon brought a lawsuit against the Company and Corel Corporation, alleging that the proposed terms of the merger were unfair to the Company’s shareholders, and also that the terms of the merger had been negotiated in reliance on information supplied by Corel Corporation which included material misstatements, upon which the management of Borland had relied.

This lawsuit forced Borland management to take a closer look at the financial condition of Corel Corporation and a closer look at the terms of the Company’s proposed merger into Corel Corporation.  As a result of this closer examination of the proposed transaction, the Directors determined that it was not in the best interest of the Company to proceed with the merger, and the merger agreement was terminated.

In December of 2003 Mr. Coates determined that the method of electing directors to the Board of Directors of the Company, which provided for staggered election whereby a majority of the Board of Directors was never elected in any single year at an annual shareholders meeting, was unfair to shareholders and made it difficult for shareholders to have any impact on the entrenched management of the Company.  As a result, Mr. Coates made a shareholder proposal to scrap the staggered election of Directors in favor of a process of election whereby all the Board of Directors could be elected each year at each annual shareholders meeting.

Borland management, taken aback by this proposal, declined to make a recommendation “for” or “against” Mr. Coates’ proposal in their proxy materials pertaining to the annual shareholders meeting in 2004.  As a result of Mr. Coates’ efforts, his proposal was adopted at the Borland shareholders meeting in 2004, and now the members of the Board of Directors are elected in full each year at the annual shareholders meeting, thereby giving the shareholders significantly more influence over the Directors and their policies.

In January of 2004, Mr. Coates nominated himself for election to the Board of Directors, and sought endorsement from the Borland Nominating Committee.  When this was not forthcoming, Mr. Coates decided to withdraw his nomination for the time being, in the hope that Borland’s fortunes would improve.  Since there has been no improvement, Mr. Coates now feels compelled to seek a change in Borland’s business policies and business strategies, by seeking a position on the Board of Directors as an outside director.

In September of 2005, Mr. Coates' counsel, on behalf of Mr. Coates, sent two letters to Borland's Board of Directors stating that Mr. Coates was prepared to submit an offer of $150 million in cash to purchase the Company’s Delphi and Deploy assets, or, alternatively, propose an unspecified "structured deal guaranteed to increase Borland's revenues and profits" from the company’s Delphi and Deploy assets "through licensing fees and cost sharing."  Mr. Coates' proposal was subject to a due diligence condition and Borland's agreement to afford Mr. Coates a 60-day exclusivity period.  Mr. Coates made no reference to a financing condition, since no due diligence had been conducted.  However, Mr. Coates would have been open to a response from Borland which requested a financing condition, or demonstration by Mr. Coates of a funds commitment available, but no such response was received from the Borland management.  Instead, in September 2005, Borland's Board of Directors bluntly advised Mr. Coates that the Delphi and Deploy assets were not for sale and that it was not interested in entering into discussions with Mr. Coates concerning those assets under any arrangement.

Shares Owned

         Robert Coates beneficially owns shares of the Company's Common Stock, as set out below:

                  Beneficial Ownership

Shares

Bob Coates (of record)

100

Management Insights, Inc. (now 2055, Inc.) (of record)

500

Bob Coates

     648,253

Katarina Coates (daughter)

         9,950

Management Insights, Inc. (now 2055, Inc.)

     269,052

Set out below is information with respect to all securities of the Company purchased or sold by Robert Coates or by 2055, Inc. or Katarina Coates in the past two years:

Shares

Action

Average

Date

(Buy/Sell)

 Price

____________

             100,000

Buy

$  5.35

05/06/05

   32,300

Buy

$  5.44

05/09/05

    1,571

Buy

$  5.43

05/09/05

              10,000

Buy

$  5.39

05/10/05

                5,000

Sell

$  5.37

07/19/06

                5,000

Sell

$  5.37

07/19/06

                1,250

Sell

$  5.47

07/24/06

                5,000

Sell

$  5.47

07/24/06

                3,750

Sell

$  5.47

07/24/06

                5,000

Sell

$  5.53

08/03/06

                2,500

Sell

$  5.54

08/04/06

                7,500

Sell

$  5.54

08/04/06

                5,000

Sell

$  5.49             08/15/06

                2,500

Sell

$  5.49

08/15/06

                2,500

Sell

$  5.49

08/15/06

              30,000

Sell

$  5.47

08/16/06

As of the date of this notice, 927,855 shares of Borland Software Corporation are held by Robert Coates (Bob Coates) beneficially, 648,353 are held by Bob Coates in his own name, including 100 of record; 269,552 shares are held by Management Insights, Inc. (now 2055, Inc.) in its own name, including 500 of record; 9,950 shares are held by Katarina Coates, Robert Coates’ minor daughter.

None of the funds used to purchase the aforesaid securities of the Company were borrowed funds, with the exception of regular brokerage margin trading.  As of April 1, 2007, there was no margin account indebtedness, or other indebtedness, directly associated with the ownership of these shares.

Mr. Coates has never been involved and is not currently involved in any bankruptcy or similar proceedings.  He has no criminal convictions nor is he involved in any criminal proceedings.  Mr. Coates has never been enjoined or suspended from engaging in a business practice, nor are there any judicial or regulatory findings of a violation of federal securities laws relating to Mr. Coates.

Robert Coates is currently not nor has he ever been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

With the exception of his period of service as a director on the Board of Directors of Borland Software Corporation from June 1999 to February 2000, Robert Coates has had no transactions of any nature with the Company or any of its subsidiaries.

Robert Coates has no arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Coates is not a party to any material proceeding adverse to the Company, or any subsidiary or affiliation, nor does he have any interest, material or otherwise, adverse to the Company.

Jason Donahue

With regard to Mr. Jason Donahue, Mr. Coates is advised as follows:

Jason Donahue and his Associates own no Borland common stock or other Borland securities.

Mr. Donahue is not presently a party to any lawsuit against Borland or any of its directors or officers.  Mr. Donahue does not have any material interest adverse to Borland or any of its subsidiaries.

Jason Donahue, age 36, is not, and never has been, an employee of Borland.

From March 2006 to the present, Mr. Donahue has served as CEO and President of ClearApp, Inc., an application management software company which provides performance management software to large enterprises for portal, SOA, and J2EE composite applications.

From June 2005 to March 2006 Mr. Donahue served as the Vice President of Affiliated Corporate Venturing for IBM Corporation, with the responsibility for working to implement a program to enable IBM to leverage its innovation into the venture community through spin-outs, spin-ins, strategic co-investments, and other structures.  Mr. Donahue came to IBM through an acquisition of Meiosys, Inc.

From June 2004 to June 2005 Mr. Donahue served as CEO and President of application virtualization software company Meiosys, Inc. (acquired by IBM Corporation in June of 2005).

From June 2003 to January 2004, Mr. Donahue served as CEO and President of the virtualization software company Ejasent (acquired by Veritas Software, now Symantec, in 2004).

From April of 2002 to September of 2002 Mr. Donahue served as CEO and President of the application hosting enablement software company Apptix (listed on the Oslo Stock Exchange as APP), a company Mr. Donahue spun out from TeleComputing ASA in a 2002 IPO while he was CEO of TeleComputing ASA.

From November of 2000 to April of 2002, Mr. Donahue served as CEO and President of managed services and application hosting company TeleComputing ASA (listed on the Oslo Stock Exchange as TCO).

From May of 1999 to November of 2000, Mr. Donahue served as a Chief Marketing Officer of Cap Gemini Ernst & Young, a $10 billion multinational professional services firm.  Mr. Donahue came to Cap Gemini Ernst & Young through an acquisition of Beechwood.

From November of 1997 to May of 1999, Mr. Donahue served as Vice President of Marketing and New Business Development for Beechwood, a pure-play telecom systems integration firm.  Cap Gemini Ernst & Young acquired Beechwood in May of 1999.

From December 1995 to August 1997, Mr. Donahue served as Sales and Marketing VP of telecom OSS interconnection company Telesphere Solutions, previously a software subsidiary of ADC Telecommunications.  Mr. Donahue formed Telesphere Solutions while employed by ADC TeleCommunications.

From February of 1994 to December of 1995, Mr. Donahue served in several management roles at ADC Telecommunications, a telecommunications equipment and software company.

Additionally, Mr. Donahue served on the following Boards of Directors during the periods stated below:

1.

TeleComputing, ASA: From October 2000 to March 2002, a company in the business of providing managed services and application hosting.

2.

Apptix, ASA: From March 2002 to January 2003, a company in the business of providing software to enable third parties such as telecommunications service providers to automate their hosting management for enterprise applications.

3.

Ejasent, Inc.: From June 2003 to January 2004, a company in the business of developing and providing virtualization software.

4.

Meiosys, Inc.: From June 2004 to June 2005, a company in the business of providing virtualization software.

5.

ClearApp, Inc.: From March 2006 through present, a company in the business of providing enterprise application management software.

Mr. Donahue completed both his Masters of Engineering Management and Bachelors of Organizational Engineering and Design degrees at Stanford University. Mr. Donahue currently resides in Palo Alto, California.

Mr. Donahue has never been involved and is not currently involved in any bankruptcy or similar proceedings.  He has no criminal convictions nor is he involved in any criminal proceedings.  Mr. Donahue has never been enjoined or suspended from engaging in a business practice, nor are there any judicial or regulatory findings of a violation of federal securities laws relating to Mr. Donahue.

Jason Donahue is currently not nor has he ever been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Jason Donahue has had no transactions of any nature with the Company or any of its subsidiaries.

Jason Donahue has no arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Donahue is not a party to any material proceeding adverse to the Company, or any subsidiary or affiliation, nor does he have any interest, material or otherwise, adverse to the Company.

There have been no securities of the Company purchased or sold by Jason Donahue within the past two years and Mr. Donahue owns no shares of the Company's Common Stock, either beneficially or non-beneficially, at this time, and never has.

Biographical information for the remaining four nominees for whom Mr. Coates will cast your shares if a proxy is granted, namely Messrs. Tod Nielsen, John F. Olsen, Mark Garrett and T. Michael Nevens, is incorporated by reference to the Preliminary Proxy Statement filed by the Company with the SEC on March 22, 2007.

WHY MR. COATES AND MR. DONAHUE ARE SEEKING SEATS ON THE COMPANY’S BOARD OF DIRECTORS

Mr. Coates and Mr. Donahue believe the board needs to be held accountable by its stockholders for the company’s poor performance. However, because they will be in a minority on the board and may in fact vote independently of each other, there can be no assurance that they will be able to convince the other directors of the need to change any of Borland’s policies and future decisions.

Mr. Coates and Mr. Donahue advocate change in several major areas, beginning with reducing the ongoing turnover in the company’s employees.

From 1999 to 2007 Borland has had four CEO’s. Borland has had 20 directors resign from its small board of 6 to 8 directors during that same time. Borland’s top management in all areas of the company has been replaced several times in the past few years.

This turnover has carried over to Borland’s sales force and developers and to the employees of companies acquired by Borland. For example, Codegear, Borland’s IDE group, has had three different leaders in only one year: Mr. Nigel Brown, Mr. Ben Smith and now Mr. Jim Douglas.

Mr. Robert Coates and Mr. Jason Donahue believe that this very costly turnover can be directly attributed to the policies and actions of the Borland Board and specifically to Mr. William Hooper. Mr. Hooper is the only member of the board who has remained on the board from 1999 when he first joined the board to 2007.  Mr. Hooper also served as Chairman of the Board from May 2004 through July 2006.

Mr. Coates and Mr. Donahue believe that this turnover can be substantially reduced by making the hiring and retention of the right employees a higher priority for the board. The board needs to set realistic goals for the CEO that are based on surveys of more successful software companies and then follow up on those goals. Perhaps part of the performance review can be tied to these goals. The board needs to pay careful attention to objective employee satisfaction surveys and selected exit interviews. The board needs to examine the company’s practice of terminating large numbers of employees during the Christmas season and after the completion of major new software releases. The board needs to foster far better integration between Borland and its acquired companies.

The board also needs to make it more of a priority to promote from within the company instead of going outside for its senior managers. The board needs to ensure that the company hires people with direct experience in the company’s products.

Mr. Coates and Mr. Donahue also believe that it is vital for the board to change its policies and guidelines to encourage a more diverse board of directors including women directors, directors with entrepreneurial experience and directors with substantial share ownership. Prior experience on the boards of other companies should never be a pre-requisite to the nomination of all directors. Several organizations do an excellent job of educating new directors including the Conference Board and the National Association of Corporate Directors (NACD). (Mr. Coates has already attended a seminar for new directors at NACD and Mr. Coates and Mr. Donahue will attend additional seminars if elected.)  Nor should agreement with existing directors or with the status quo be a pre-requisite.

Mr. Coates and Mr. Donahue believe that Borland needs to make a priority of further improving customer satisfaction. Mr. Coates and Mr. Donahue will support the objective measurement of customer satisfaction and then following up with management on the steps taken to improve customer satisfaction and to address specific customer concerns. Mr. Coates and Mr. Donahue would also recommend that the company create an advisory board of CIO’s from major customers who would meet with the board on a semi-annual basis and who could also provide direct input to the board on an as needed basis.

There are several major determinants of customer satisfaction. Messrs. Coates and Donahue think that the most obvious is personnel turnover. Continuity is the key to addressing the customer’s requests and problems. By reducing turnover Borland can improve customer satisfaction. Placing the right people in the right jobs at the right time and then retaining them will be a major plus for customers.

Customer satisfaction is also directly tied to the development and roll out of new features that are desired by customers.  Mr. Coates and Mr. Donahue think that Borland can substantially improve in this area, first by addressing personnel issues and then by changing the current approach to software development. Borland needs to do a better job of partnering with and sometimes acquiring small, innovative technology companies and demonstrating a willingness and ability to integrate their software into the Borland platform. Borland’s latest marketing initiative touts an Open ALM Platform but the company’s press releases make almost no mention of new Open ALM Platform partners.

Borland also needs to seek out and hire additional top-notch, visionary developers. These people come at a high cost and need to feel empowered. Borland also needs to do a much better job of announcing upcoming new features.

In terms of its technology, Mr. Coates and Mr. Donahue believe that Borland must do a much better job of integrating its product portfolio. Perhaps even more important, Borland’s ALM platform needs additional features that truly differentiate Borland from its competitors and provide a real value-added proposition.

Mr. Coates and Mr. Donahue are also very concerned about the recent changes in the Borland balance sheet. In past years Borland maintained substantial cash in reserve. Now Borland management has caused the Company to issue $200 million in debt.

Even Borland’s management has had to admit that their level of debt could:

•	limit our flexibility in planning for or reacting to changes in our business;
•	limit our ability to sell ourselves or engage in other strategic transactions;
•	make us more vulnerable in the event of a downturn in our business; or
•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.” (From Borland’s Form 10K Annual Report)

Mr. Coates and Mr. Donahue would like to see the proceeds from this debt invested in short- term securities offering a reasonable return until Borland can integrate its products and show an ability to produce positive cash flows on a consistent basis. This would reduce the risk to shareholders and would add several cents to the company’s earnings per share. They would defer any more major acquisitions until the company integrates its current product portfolio both on the development and sales side and offers important new features to its customers.

Mr. Coates and Mr. Donahue simply cannot understand how a medium size business like Borland that invested millions of dollars in an Oracle financial system several years ago can fail to provide its shareholders and the appropriate regulatory agencies with timely financial information. Borland spent $5,293,000 on audit and audit-related fees in 2006. Moreover, Mr. Mark Garrett, now the CFO at Adobe Systems, chairs the company’s audit committee.  Despite this, Borland was late in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006, and September 30, 2006. As a result, during the periods in which these reports were late, Borland was not in compliance with the continued listing requirements of the Nasdaq Global Market and, in some cases, with the SEC’s rules and regulations under the Securities Exchange Act of 1934.

PROPOSAL NO. 2

 APPROVAL OF AMENDMENT TO OUR 1999 EMPLOYEE STOCK PURCHASE PLAN

PLAN OVERVIEW

The Company’s 1999 Employee Stock Purchase Plan (“ESPP”) is intended to provide our employees with an opportunity to purchase shares of the Company’s common stock through payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

PROPOSED AMENDMENT

To ensure that the Company will continue to have a sufficient number of shares available to provide employees with a stock purchase opportunity, the Company’s Board of Directors unanimously adopted its ESPP on March 14, 2007, subject to approval by the Company’s stockholders, to increase the number of shares of common stock authorized for issuance under the Company’s ESPP by 2,500,000 shares, from 4,000,000 shares to 6,500,000 shares. The Board is seeking stockholder approval of this amendment. The last increase to the number of shares authorized under the ESPP was in 2005 for 900,000 shares.

As of March 31, 2007, there were 309,637 shares of our common stock available for issuance under the Company’s ESPP, not including the shares subject to this proposal. Offerings under the Company’s ESPP are currently suspended because the Company does not believe that this number would be sufficient to complete an offering period.

DESCRIPTION OF 1999 EMPLOYEE STOCK PURCHASE PLAN

A summary of the material features of the Company’s ESPP (including the proposed amendment) and various other relevant information is included in the Company’s Preliminary Proxy Statement filed with the SEC on March 22, 2007, and by this reference incorporated herein.   A copy of the ESPP is available to any of the Company’s stockholders upon written request to Borland Investor Relations at 20450 Stevens Creek Blvd, Suite 800, Cupertino, California 95014. The ESPP may also be viewed without charge on the Securities and Exchange Commission’s website at www.sec.gov.

RECOMMENDATION

ROBERT COATES RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE 1999 EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company’s Board has selected PricewaterhouseCoopers LLP, or PwC, as the Company’s independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending December 31, 2007, and has directed that management submit the selection of PwC as the Company’s independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PwC, or a predecessor firm, has audited the Company’s consolidated financial statements since the fiscal period ended March 31, 1987.

Stockholder ratification of the selection of PwC, as the Company’s independent registered public accounting firm is not required by the Company’s Bylaws or otherwise. However, the Audit Committee is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the selection, the Company has stated that the Audit Committee will reconsider whether or not to retain that firm, and even if the selection is ratified, the Audit Committee may in its discretion direct the appointment of different independent registered public accountants at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

RECOMMENDATION

ROBERT COATES RECOMMENDS A VOTE “FOR” RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM

ADDITIONAL INFORMATION:

To the extent that additional information about the Company is required by this Proxy Statement under the rules and regulations promulgated by the SEC under the Securities and Exchange Act of 1934, undersigned hereby incorporates by reference to the preliminary Schedule 14A, Notice of Annual Meeting of Shareholders and Preliminary Proxy Statement filed by the Company with the SEC on March 22, 2007, and all amendments thereto, which the Company advises will be distributed to all shareholders entitled to vote on or about April ___, 2007.

                                  Respectfully submitted,

/s/ Robert Coates

                                  ---------------------------

                                  Robert Coates

                                   Date:   April 12, 2007

FORM OF PROXY

Preliminary Copy – Subject to Completion,

Dated April 12, 2007

PROXY CARD BORLAND SOFTWARE CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF ROBERT COATES AND JASON DONAHUE

FOR THE ANNUAL MEETING OF STOCKHOLDERS SCHEDULED

TO BE HELD ON MAY 16, 2007

The undersigned hereby appoints Robert Coates as attorney-in-fact and proxy of the undersigned, with full power of substitution, to vote all shares of common stock of Borland Software Corporation which the undersigned would be entitled to vote at the Annual Meeting of Stockholders of Borland Software Corporation scheduled to be held on Wednesday, May 16, 2007, at 10:00 a.m., local time, at the Cupertino Inn, located at 10889 North DeAnza Boulevard, Cupertino, California and at any postponements or adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting or any postponements or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED ON THE REVERSE SIDE. UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE NOMINEES LISTED ON THE REVERSE SIDE (PROPOSAL 1), “FOR” PROPOSAL 2 AND “FOR” PROPOSAL 3, AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

IMPORTANT – TO BE SIGNED AND DATED ON REVERSE SIDE

SEE REVERSE SIDE

*************

INSTRUCTIONS — TO VOTE BY MAIL

Simply sign and date your proxy card and return it in the enclosed postage-paid envelope to D. F. King & Company, Inc., 48 Wall Street, 22nd Floor, New York, NY  10005.  We urge you not to return any proxy card that you receive from or on behalf of Borland management.

PLEASE DETACH PROXY CARD HERE

☑ PLEASE MARK VOTES AS IN THIS EXAMPLE

ROBERT COATES RECOMMENDS A VOTE “FOR” ALL NOMINEES LISTED BELOW IN PROPOSAL 1, “FOR” PROPOSAL 2 AND “FOR” PROPOSAL 3
Proposal 1.

To elect the following persons to serve on the Borland Software Corporation’s Board of Directors until the 2008 Annual Meeting of Stockholders and until their respective Successors have been elected and qualified.

		FOR all nominees listed (except as indicated to the contrary)		WITHHOLD AUTHORITY to vote for all nominees listed

Nominees: Robert Coates and Jason Donahue

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, check the “FOR” box and write the nominee’s name in the following space.)

To vote for persons who have been nominated by the Company to serve as Director, other than the Company Nominees noted below.  You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  Robert Coates is NOT seeking authority to vote for and will NOT exercise any authority for William K. Hooper and Robert M. Tarkoff, two of the Company’s Nominees.  There is no assurance that any of the Company’s nominees will serve if elected with Mr. Coates’ nominees.  You may withhold authority to vote for any other Company Nominees, by writing the name of the Company Nominee in the following space below:

______________________________________________________________________________

		☐		☐
Proposal 2.	Approve an amendment to Borland Software Corporation’s 1999 Employee Stock Purchase Plan to authorize for issuance an additional 2,500,000 shares of our common stock under such plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal 3.

Ratification of the selection of PricewaterhouseCoopers LLP as Borland Software Corporation’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

The undersigned hereby acknowledges receipt of the Proxy Statement issued by C. Robert Coates, and hereby revokes any proxy or proxies heretofore given with respect to the matters set forth above. Date:                   , 2007

Signatures(s) of Stockholders

MPORTANT: Please sign as name(s) appear on this proxy and date this proxy. If a joint account, each joint owner should sign. If signing for a corporation, trust or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing.